UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ---)

                             Nevada Chemicals, Inc.
                                (Name of Issuer)

                         Common Stock, $0.005 par value
                         (Title of Class of Securities)

                                   64127C 10 7
                                 (CUSIP Number)

                              Edward Dallin Bagley
                               2350 Oakhill Drive
                              Holladay, Utah 84121
                                 (801) 274-8007
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              September 30, 2002
           (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64127C 10 7          Schedule 13 D                         Page 2 of 5
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1.  NAME OF REPORTING PERSON, AND
    I.R.S. IDENTIFICATION NO. OF REPORTING PERSONS (ENTITIES ONLY):

    Edward Dallin Bagley

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [_]     (b) [_]

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS: 00 - Other

-----------------------------

5. CHECK BOX [_] IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States citizen

-----------------------------

NUMBER OF         7.    SOLE VOTING POWER
SHARES                        540,068 shares
BENEFICIALLY      8.    SHARED VOTING POWER
OWNED BY                      -0- shares
EACH              9.    SOLE DISPOSITIVE POWER
REPORTING                     540,068 shares
PERSON            10.   SHARED DISPOSITIVE POWER
WITH                          -0- shares

-----------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            540,068 shares

-----------------------------

12. CHECK BOX [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

-----------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%

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14. TYPE OF REPORTING PERSON: IN Individual
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


CUSIP No. 64127C 10 7
Schedule 13 D                                                        Page 3 of 5

Item 1.   Security and Issuer

          Title of Class of Equity Securities:

            Common Stock, Par Value $0.005

          Name and Address of Principal Executive Offices of the Issuer:

            Nevada Chemicals, Inc.
            9149 So. Monroe Plaza Way, Suite B
            Sandy UT 84070

Item 2.   Identity and Background

          (a) Name:

            Edward Dallin Bagley

          (b) Residence or business address:

            2350 Oakhill Drive
            Holladay, Utah 84121

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Private investor

          (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years:

            None

          (e) Party to a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws:

            None

          (f) Citizenship:

            U.S.

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CUSIP No. 64127C 10 7         Schedule 13 D                          Page 4 of 5

Item 3.   Source and Amount of Funds or Other Consideration:

          On or about September 30, 2002, 199,441 shares of the Issuer's common stock was inherited by the reporting person from the estate of his father.

Item 4.   Purpose of Transaction:

          The reporting person acquired the shares of Issuer reported herein by inheritance and is holding them for investment purposes. At this time, he has no intention of acquiring additional shares of the Issuer, although he reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the stock, stock market conditions and the business prospects of the Issuer. The reporting person has no present intention, arrangement or understanding to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer:

          (a) The reporting person is the beneficial owner of 540,068, or 7.6%, of the issued and outstanding shares of the Issuer.

          (b) Sole Voting Power:        540,068 shares
              Sole Dispositive Power:   540,068 shares
              Shared Voting Power:      -0- shares
              Shared Dispositive Power: -0- shares

          (c) None

          (d) Not applicable

          (e) Not applicable

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


CUSIP No. 64127C 10 7                Schedule 13 D                   Page 5 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

          The reporting person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          None
-------------------------------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated February 14, 2003                         /s/ Edward Dallin Bagley



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